UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

Anthera Pharmaceuticals, Inc.

File No. 333-161930 - CF# 24137
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Anthera Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 15, 2009.

Based on representations by Anthera Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) as specified in Amendment Number 5 to the registration statement filed on February 23, 2010, will not be released to the public for the time period(s) specified:

Exhibit 10.6	through July 31, 2016
Exhibit 10.7	through July 31, 2016
Exhibit 10.8	through July 31, 2016
Exhibit 10.9	through July 31, 2016
Exhibit 10.10	through December 18, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel